EXHIBIT 99.2

CDT Environmental Technology Investment Holdings Limited

C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road, Nanshan
District, Shenzhen, People’s Republic of China

INFORMATION SHEET

General

This Information Sheet is furnished in connection with the Extraordinary General Meeting (the “EGM”) of CDT Environmental Technology Investment Holdings Limited (the “Company”) to be held on September 23, 2025 at 9:30 AM., Beijing Time (September 22, 2025 at 9:30 PM, Eastern Time). The EGM will be held at Meeting Room 2, 6th Floor, Nanshan Shuixing Huayuan Premium Selection Hotel, No. 13 Keji Road, Science and Technology Park, Nanshan District, Shenzhen, People’s Republic of China.

Holders of ordinary shares, par value US$0.0025 per share, of the Company (“Ordinary Shares”) on record at the close of business on August 15, 2025 (the “Record Date”) are entitled to attend and vote at the EGM (“Eligible Shareholders”). On or about September 9, 2025, we will distribute copies of this Information Sheet, the notice of EGM and a proxy form (collectively, the “EGM Materials”) to all Eligible Shareholders by mail. This Information Sheet can also be accessed, free of charge, at https://ts.vstocktransfer.com/irhlogin/I-CDTG from September 9, 2025.

Purpose of the EGM

The purposes of the EGM are to seek shareholders’ approval for (a) the following changes in the Company’s share capital: (i) the redesignation and reclassification of 18,800,000 Ordinary Shares as class A ordinary shares; (ii) the cancellation of 1,200,000 authorised but unissued Ordinary Shares and the creation of a new class comprising of 1,200,000 class B ordinary shares with certain shareholders’ rights different from class A ordinary shares and (iii) the increase of authorised share capital from US$50,000 to US$250,000 by the creation of 75,200,000 class A ordinary shares of par value US$0.0025 each and 4,800,000 class B ordinary shares of par value US$0.0025 each; and (b) the adoption of the second amended and restated memorandum and articles of association of the Company, reflecting, among other things, the consequential amendments relating to the aforesaid share capital changes. These matters would require the adoption of two resolutions by shareholder votes in the EGM. The full text of the resolutions to be voted is set forth in the accompanying notice of EGM.

Rationale behind the Proposals

To finance the growth of a new business line procured by Mr. Yunwu Li (“Mr. Li”), the Company is pursuing opportunities to raise additional funds from the capital markets in the near future. These transactions may lead to changes in the Company’s capital structure and balance of shareholding and the divergence of interests among different stakeholders. The proposed changes would give the Board of Directors more options to insulate the overall governance and control mechanisms within the Company from undesirable side effects of the forthcoming financings and more bargaining power in its negotiation of new financing terms.

Thresholds for Approval

Each resolution put to the vote at the EGM will be decided by poll. Each Ordinary Share issued as of the Record Date is entitled to one vote. As of the Record Date, 12,325,000 Ordinary Shares of the Company were issued and outstanding.

Shareholders of record may vote either by casting their votes in person at the meeting or by following the instructions on the proxy card.

Shareholders who own their shares in “street name” through a broker or other nominee may vote in accordance with the voting instructions provided by that institution.

The presence, in person or through their authorised representative or by proxy, of one or more holders holding at least one-third of the Ordinary Shares in issue and entitled to vote will constitute a quorum at the EGM.

Assuming a quorum as referenced above is reached, under the existing memorandum and articles of association of the Company, the share capital change proposal requires an ordinary resolution, namely a resolution passed by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the EGM, whereas the charter amendment proposal requires a special resolution, namely a resolution passed by majority of not less than two-thirds of such shareholders as, being entitled to do so, vote in person or by proxy at the EGM of which notice specifying the intention to propose the resolution as a special resolution has been duly given. The matters being submitted will be acted upon by the Company if both of the resolutions are adopted at the EGM.

Eligible Shareholders present at the meeting and abstain from voting will be counted for purposes of determining the number of Ordinary Shares present at the EGM, but will not be counted as votes for or against any proposal.

Implications of the Changes

Transferability and Trading Market

The redesignation and reclassification of certain Ordinary Shares as class A ordinary shares will not affect in any way the validity or transferability of the Ordinary Shares that are outstanding or their continued trading as class A ordinary shares on the Nasdaq Capital Market.

Market Price and Liquidity

The switch to a dual-class structure may adversely affect the price, trading volume and volatility of our Ordinary Shares (or class A ordinary shares after implementation of the dual-class structure) and depress the valuation of the Company. The switch could also result in adverse publicity or have other negative consequences, such as ineligibility for inclusion in stock indices, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track stock indices.

Share Capital and Voting Power

As a result of the proposed changes to the share capital of the Company, including implementation of the dual-class structure, the authorised share capital will be increased to US$250,000, divided into (i) 94,000,000 class A ordinary shares of par value US$0.0025 each and (ii) 6,000,000 class B ordinary shares of par value US$0.0025 each. The rights attached to the existing Ordinary Shares will be the same as such class A ordinary shares to be created. The rights attached to the class B ordinary shares that are different from those of class A ordinary shares includes the entitlement to twenty (20) votes on all matters subject to the vote at general meetings, the right to convert class B ordinary shares to class A ordinary shares at the option of holders of class B ordinary shares and the automatic conversion of class B ordinary shares to class A ordinary shares upon the sale and transfer of class B ordinary shares to non-affiliates of the transferring holder.

Control of the Company

Each class B ordinary share will entitle its holder to twenty (20) votes per share on all matters subject to vote at meetings of shareholders, thereby giving such holder considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, amendments to the memorandum and articles of association that are subject to a shareholder vote and other significant corporate actions and may vote in a way with which holders of class A ordinary shares may disagree and which may be adverse to their interests.

Mr. Li, Chairman and Chief Executive Officer of the Company, is currently the largest shareholder of the Company with beneficial ownership of 4,574,562 Ordinary Shares as of the Record Date, representing 37.12% of the total voting power in general meetings of the Company. His voting power will remain unchanged at 37.12%, represented by an identical number of 4,574,562 class A ordinary shares.

Assuming the issued and outstanding share capital remains unchanged, if all of the 4,574,562 class A ordinary shares currently held by Mr. Li were to be converted into class B ordinary shares, Mr. Li’s voting power would increase from 37.12% to 92.19%. The adoption of the two resolutions will not automatically result in a conversion of Mr. Li’s shareholdings, in full or in part; however, avoiding a change of control in the Company through conversion of Mr Li’s shareholdings could be one of the many options to be considered by the Board of Directors and discussed with potential investors in connection with the new financings.

Ownership concentration could have adverse impact on minority shareholders. Among others, the Nasdaq Listing Rules exempt a “controlled company” from certain corporate governance requirements. It may have the ultimate effect of delaying, preventing or deterring a change of control in the Company that would have given shareholders an opportunity to receive a premium for their shares as part of a sale of the Company and might ultimately materially and adversely affect the market price of our ordinary shares.

By order of the Board of Directors

/s/ Yunwu Li
Name: Yunwu Li
Title: Chief Executive Officer and Chairman of the Board of Directors

Shenzhen, China
September 4, 2025